UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                             (Amendment No. 3)*


                     America Online Latin America, Inc.
                    ------------------------------------
                              (Name of Issuer)


              Class A Common Stock, par value $0.01 per share
          --------------------------------------------------------
                      (Title of Class and Securities)

                                 02365B100
                -------------------------------------------
                               (CUSIP Number)

                           Alfredo Egydio Setubal
                              Banco Itau, S.A.
                      Rua Boa Vista, 185 - 8(0) andar
                      01014-913 - Sao Paulo-SP, Brazil
                               55-11-237-3002

                                  Copy to:
                           Paul T. Schnell, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                             New York, NY 10036
                               (212) 735-3000
        ------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                               March 30, 2001
        ------------------------------------------------------------
                       (Date of Event which Requires
                         Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

  * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


                                SCHEDULE 13D

     CUSIP No.02365B100

     -------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
             Banco Itau, S.A.
     -------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  (x)
     -------------------------------------------------------------------
     3.   SEC USE ONLY

     -------------------------------------------------------------------
     4.   SOURCE OF FUNDS*
          WC
     -------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

     -------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Federative Republic of Brazil
     --------------------------------------------------------------------
                                   7.   SOLE VOTING POWER
           NUMBER OF                     0 (See Item 5)
            SHARES                 _____________________________________
         BENEFICIALLY              8.   SHARED VOTING POWER
           OWNED BY                     35,937,840 (See Item 5)
             EACH                  _____________________________________
           REPORTING               9.   SOLE DISPOSITIVE POWER
            PERSON                      0 (See Item 5)
             WITH                  _____________________________________
                                   10.  SHARED DISPOSITIVE POWER
                                        35,937,840 (See Item 5)
     -------------------------------------------------------------------
     11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,937,840 (See Item 5)
     -------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES
                                    (X)
     ------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          53.6% (See Item 5)
     -------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
          BK and CO

   -------------------------------------------------------------------



                                SCHEDULE 13D

     CUSIP No.02365B100

     -------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
               Itausa - Investimentos Itau. S.A.
     -------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  (x)
     -------------------------------------------------------------------
     3.   SEC USE ONLY

     -------------------------------------------------------------------
     4.   SOURCE OF FUNDS*
          WC
     -------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

     -------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Federative Republic of Brazil
     -------------------------------------------------------------------
                                   7.   SOLE VOTING POWER
           NUMBER OF                    0 (See Item 5)
            SHARES                 _____________________________________
         BENEFICIALLY              8.   SHARED VOTING POWER
           OWNED BY                     35,937,840 (See Item 5)
             EACH                  _____________________________________
           REPORTING               9.   SOLE DISPOSITIVE POWER
            PERSON                      0 (See Item 5)
             WITH                  _____________________________________
                                   10.  SHARED DISPOSITIVE POWER
                                        35,937,840 (See Item 5)
     -------------------------------------------------------------------
     11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,937,840 (See Item 5)
     -------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                        (  )

     -------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          53.6% (See Item 5)
     -------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
          HC
     -------------------------------------------------------------------



                                SCHEDULE 13D
     CUSIP No.02365B100

     -------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
             Companhia ESA
     -------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  (x)
     -------------------------------------------------------------------
     3.   SEC USE ONLY

     -------------------------------------------------------------------
     4.   SOURCE OF FUNDS*
          WC
     -------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

     -------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Federative Republic of Brazil
     -------------------------------------------------------------------
                                   7.   SOLE VOTING POWER
           NUMBER OF                      0 (See Item 5)
            SHARES                 _____________________________________
         BENEFICIALLY              8.   SHARED VOTING POWER
           OWNED BY                      35,937,840 (See Item 5)
             EACH                  _____________________________________
           REPORTING               9.   SOLE DISPOSITIVE POWER
            PERSON                        0 (See Item 5)
             WITH                  _____________________________________
                                   10.  SHARED DISPOSITIVE POWER
                                         35,937,840 (See Item 5)
     -------------------------------------------------------------------
     11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,937,840 (See Item 5)
     -------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES
                                    (X)
     -------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          53.6% (See Item 5)
     -------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
          HC
     -------------------------------------------------------------------




                                Schedule 13D

               This is Amendment No. 3 to the Schedule 13D, filed August 22, 2000, as amended, by Banco Itau, S.A., a Brazilian corporation (Sociedade Anonima) ("Itau"), Itau Bank, Ltd., a Cayman Limited Liability Company ("Itau Bank"), Itausa - Investimentos Itau, S.A., a Brazilian corporation (Sociedade Anonima) ("Itausa"), Companhia ESA, a Brazilian corporation (Sociedade Anonima) ("ESA"), and the shareholders of ESA, which include Eudoro Libanio Villela, Maria de Lourdes Egydio Villela, Maria de Lourdes Arruda Villela, Ricardo Villela Marino, Rodolfo Villela Marino, Roberto Egydio Setubal, Olavo Egydio Setubal, Olavo Egydio Setubal Junior, Alfredo Egydio Arruda Villela Filho, Ana Lucia de Mattos Barretto Villela, Alfredo Egydio Setubal, Jose Luiz Egydio Setubal, Maria Alice Setubal, Paulo Setubal Neto and Ricardo Egydio Setubal (collectively, the "ESA Shareholders" and, collectively with Itau, Itau Bank, Itausa and ESA, each a "Reporting Person" and, collectively, the "Reporting Persons") (the "Schedule 13D"). Capitalized terms used but not described herein shall have the meanings ascribed thereto in the Schedule 13D.

               Item 3. Source and Amount of Funds or Other Consideration.

               Item 3 is amended to include the following:

               The information set forth or incorporated by reference in Items 5, 6 and 7 is hereby incorporated by reference.

               On March 30, 2001, America Online Latin America, Inc., a Delaware corporation ("AOLA"), issued 4,237,840 shares (the "Additional Shares") of its Class A Common Stock, par value US$.01 per share (the "Shares"), to the Cayman Islands branch of Itau, at a price of US$4.6875 per share, in cash, pursuant to a Stock Purchase Agreement described in Item 6 below (the "Stock Purchase Agreement"). Itau obtained the US$19,864,875 used to purchase the Additional Shares from Itau's working capital.

               Item 5. Interest in Securities of the Issuer.

               Item 5 is amended by including the following:

               The information set forth or incorporated by reference in Items 3, 6 and 7 is hereby incorporated by reference.

               (a),(b), (c) On March 30, 2001, pursuant to the terms of the Stock Purchase Agreement, Itau acquired the Additional Shares for a total purchase price of US$19,864,875. As of the date hereof, Itau and Itau Bank are the beneficial owners of 28,012,840 and 7,925,000 Shares, respectively. As of the date hereof, Mr. Roberto Egydio Setubal is the beneficial owner of options to purchase 60,000 Shares (the "Options"), which were granted to him on August 7, 2000 in his capacity as a director of AOLA. Such Shares collectively represent approximately 53.6% of the issued and outstanding Shares (assuming the exercise of all issued and outstanding Options to acquire Shares.) Assuming the conversion of all issued and outstanding shares of capital stock convertible into, the exercise of all issued and outstanding warrants and options to acquire, and the issuance to America Online, Inc. ("AOL"), Aspen Investments LLC and Atlantis Investments LLC (together, "ODC") of all equity securities of AOLA issuable pursuant to the Stock Purchase Agreement that are convertible into, Shares, the 35,997,840 Shares beneficially owned by the Reporting Persons would represent approximately 11.1% of the 324,259,997 issued and outstanding Shares.(1)

-----------
1 All percentage calculations included in this filing are based on the number of Shares or other AOLA securities outstanding on March 22, 2001, as represented by AOLA in its Form 10-K (File No. 000-31181), filed with the Securities and Exchange Commission on April 2, 2001.




               As the sole shareholder of Itau Bank, Itau may be deemed to have voting and dispositive power with respect to the 7,925,000 Shares beneficially owned by Itau Bank and may therefore be deemed to be the beneficial owner of such Shares. As the owner of 82.67% of the voting securities of Itau, Itausa may be deemed to have voting and dispositive power with respect to the 7,925,000 Shares beneficially owned by Itau Bank and the 28,012,840 Shares beneficially owned by Itau and may therefore be deemed to be the beneficial owner of such Shares. As the owners, directly and indirectly, of 59.80% of the voting securities of Itausa, ESA and the ESA Shareholders, collectively, may be deemed to have voting and dispositive power with respect to such 35,937,840 Shares and may therefore be deemed to be the beneficial owners of such Shares. In accordance with Rule 13d-5(b)(1) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to the extent a "group" is deemed to exist among the Reporting Persons, each of the Reporting Persons may be deemed to have beneficial ownership, for purposes of Sections 13(g) and 13(d) of the Exchange Act, of the 7,925,000 Shares beneficially owned by Itau Bank, the 28,012,840 Shares beneficially owned by Itau, and the Options beneficially owned by Mr. Setubal. The filing of this Schedule 13D, however, shall not be construed as an admission for the purposes of Sections 13(d) and 13(g) and Regulation 13D-G of the Exchange Act nor for any other purposes or under any other provision of the Exchange Act or the rules promulgated thereunder that any of the Reporting Persons (other than the respective direct owners) is the beneficial owner of any of the Shares beneficially owned by Itau or Itau Bank or the Options beneficially owned by Mr. Setubal.

               Itau is a party to an Amended and Restated Registration Rights and Stockholders' Agreement, dated as of March 30, 2001, with AOLA and, for certain limited purposes, AOL and ODC (the "Amended and Restated Registration Rights Agreement"). The Amended and Restated Registration Rights Agreement is described under Item 6 of this Schedule 13D.

               Pursuant to Rule 13d-5(b)(1) promulgated under the Exchange Act, to the extent a "group" is deemed to exist by virtue of the Amended and Restated Registration Rights Agreement, each of the Reporting Persons may be deemed to have beneficial ownership, for purposes of Sections 13(g) and 13(d) of the Exchange Act, of all of the equity securities of AOLA beneficially owned by AOL and ODC. Accordingly, the Reporting Persons could be deemed to beneficially own an aggregate of approximately 279,963,540 Shares, or approximately 86.3% of the 324,259,997 issued and outstanding Shares (assuming the conversion of all issued and outstanding shares of capital stock convertible into, the exercise of all issued and outstanding warrants and options to acquire, and the issuance to AOL and ODC of all equity securities of AOLA issuable pursuant to the Stock Purchase Agreement that are convertible into, Shares). The Reporting Persons disclaim beneficial ownership of any such securities of AOLA owned directly or indirectly by AOL or ODC.

               On March 30, 2001, pursuant to the repurchase agreement described in Item 6 of this Schedule 13D, Itau entered into derivative securities transactions with respect to its Additional Shares. Itau retained the right to direct the voting of, ultimate control over the disposition of, and pecuniary interest in, all such Additional Shares.

               To the best knowledge of the Reporting Persons, except as set forth in this Schedule 13D, none of the persons herein listed beneficially owns any Shares.

               Item 6. Contracts, Arrangements, Understandings or
                       Relationships With Respect to Securities of the Issuer.

               Item 6 is amended by including the following:

               The information set forth or incorporated by reference in Items 3, 5 and 7 is hereby incorporated by reference.

               On March 30, 2001, Itau, AOLA, AOL and ODC entered into a Stock Purchase Agreement, pursuant to which, among other things, Itau acquired the Additional Shares and AOL and ODC acquired, and have agreed to acquire, certain equity securities of AOLA.

               On March 30, 2001, AOLA, Itau and, for certain limited purposes, AOL and ODC, entered into the Amended and Restated Registration Rights Agreement, pursuant to which, among other things, (i) AOL and ODC have agreed to vote their AOLA securities in favor of the election of Itau's nominee as a director of AOLA, (ii) Itau agreed not to dispose of Shares for an initial period of one year from August 11, 2000, such Shares to thereafter be released from such restriction in such amounts and at such times as set forth in such Agreement, (iii) Itau was granted registration rights with respect to the Shares, and (iv) the parties agreed that, in the event that Itau decides to sell any of the Additional Shares, it must first offer such shares to AOLA, AOL and ODC. Such Amended and Restated Registration Rights Agreement also provides for rights of participation by Itau in certain sales of AOLA equity securities to third parties by AOL, ODC and AOLA.


               On March 30, 2001, Itau entered into derivatives securities transactions with respect to the Additional Shares with UBS AG - London Branch, a bank organized under the laws of Switzerland ("UBS"). Itau purchased a call option from UBS to repurchase the Additional Shares and issued put options to UBS to require Itau to repurchase the Additional Shares, pursuant to a confirmation entered between Itau and UBS under a Master Agreement dated as of October 23, 1997 between Itau and UBS (together, the "UBS Repurchase Agreement"). The initial price is US$4.6875 and the strike price is the initial price, as adjusted in accordance with such UBS Repurchase Agreement.

               Each of the foregoing options is a European-style option and is exercisable on the expiration date.

               The foregoing summary of certain provisions of the Stock Purchase Agreement, the Amended and Restated Registration Rights Agreement, and the UBS Repurchase Agreement is not intended to be complete and is qualified in its entirety by the complete text of such documents which are included as Exhibits 9, 10 and 11, respectively, to this Schedule 13D and are incorporated herein by reference.

               Except as set forth in this Schedule 13D, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of AOLA, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.


               Item 7. Material to be Filed as Exhibits.

               Item 7 is supplemented as follows:

Exhibit 7. Master Agreement, dated as of October 23, 1997, including the Schedule thereto, and confirmations between Banco Itau, S.A. and UBS AG (the "UBS Repurchase Agreements") (previously filed with the SEC as Exhibit 7 to Amendment No. 1 to the Schedule 13D filed on September 12, 2000).

Exhibit 9.        Stock Purchase Agreement, dated as of March 30,
                  2001, among Banco Itau, S.A., America Online Latin America, Inc., America Online, Inc., Aspen
                  Investments LLC and Atlantis Investments LLC.

Exhibit 10. Amended and Restated Registration Rights and Stockholders' Agreement, dated as of March 30, 2001, among Banco Itau, S.A., America Online Latin America, Inc., America Online, Inc., Aspen Investments LLC and Atlantis Investments LLC.

Exhibit 11.       Confirmation between Banco Itau, S.A. and UBS AG -
                  London Branch.(2)

----------

2 Certain portions of this exhibit have been omitted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission.


                             POWER OF ATTORNEY

         Each of the undersigned, hereby constitutes and appoints Mr. Roberto Egydio Setubal, as his or her attorney-in-fact and agent, with full power of substitution and resubstitution, in his or her name and on his or her behalf, to sign in any and all capacities this Amendment No. 3 to the
Schedule 13D filed on August 22, 2000, and any and all subsequent amendments and exhibits, and any and all applications and other documents relating thereto with the Securities and Exchange Commission, with full power and authority to perform and do any and all acts and things whatsoever which any such attorney or substitute may deem necessary or advisable to be performed or done in connection with any or all of the above-described matters, as fully as each of the undersigned could do if personally present and acting, hereby ratifying and approving all acts of any such attorney or substitute.


                                 SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         April 12, 2001
                                         Date


                  BANCO ITAU, S.A.

                  By: /s/ Roberto Egydio Setubal
                  Name:   Roberto Egydio Setubal
                  Title:  President and Chief Executive Officer


                  By:  /s/ Henri Penchas
                       --------------------------------------------
                       Name:    Henri Penchas
                       Title:   Senior Vice-President



                                 SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         April 12, 2001
                                         Date


                       ITAU BANK, LTD.


                       By: /s/ Roberto Egydio Setubal
                           ------------------------------------------
                       Name:  Roberto Egydio Setubal
                       Title: Director


                       By: /s/ Henri Penchas
                           -------------------------------------------
                       Name:   Henri Penchas
                       Title:  Director



                                 SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         April 12, 2001
                                         Date


                        ITAUSA - INVESTIMENTOS ITAU, S.A.

                        By: /s/ Olavo Egydio Setubal
                            ------------------------------------------
                        Name:   Olavo Egydio Setubal
                        Title:  President


                        By:  /s/ Henri Penchas
                        Name:    Henri Penchas
                        Title:  Executive Director


                                 SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         April 12 , 2001
                                         Date


                       COMPANHIA ESA


                       By: /s/ Eudoro Libanio Villela
                           ---------------------------------------------
                       Name:  Eudoro Libanio Villela
                       Title: President


                       By: /s/ Olavo Egydio Setubal
                           ---------------------------------------------
                       Name:  Olavo Egydio Setubal
                       Title: Vice-President


                                 SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         April 12, 2001
                                         Date


                         ROBERTO EGYDIO SETUBAL

                         /s/ Roberto Egydio Setubal
                         ---------------------------------------------


                                 SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         April 12, 2001
                                         Date


                          OLAVO EGYDIO SETUBAL

                          /s/ Olavo Egydio Setubal
                          ------------------------------------------



                                 SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         April 12, 2001
                                         Date


                      MARIA DE LOURDES EGYDIO VILLELA

                      /s/ Maria de Lourdes Egydio Villela
                      ---------------------------------------------



                                 SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         April 12, 2001
                                         Date


                  ALFREDO EGYDIO ARRUDA VILLELA FILHO

                  /s/ Alfredo Egydio Arruda Villela Filho
                  ---------------------------------------------



                                 SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         April 12, 2001
                                         Date


                  ANA LUCIA DE MATTOS BARRETTO VILLELA

                  /s/ Ana Lucia de Mattos Barretto Villela
                  ---------------------------------------------



                                 SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         April 12, 2001
                                         Date


                         EUDORO LIBANIO VILLELA

                         /s/ Eudoro Libanio Villela
                         ---------------------------------------------



                                 SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         April 12, 2001
                                         Date


                      MARIA DE LOURDES ARRUDA VILLELA

                      /s/  Maria de Lourdes Arruda Villela
                      ---------------------------------------------



                                 SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         April 12, 2001
                                         Date


                         RICARDO VILLELA MARINO

                         /s/ Ricardo Villela Marino
                         ---------------------------------------------



                                 SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         April 12, 2001
                                         Date


                         RODOLFO VILLELA MARINO

                         /s/ Rodolfo Villela Marino
                         ---------------------------------------------



                                 SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        April 12, 2001
                                         Date


                          ALFREDO EGYDIO SETUBAL

                          /s/ Alfredo Egydio Setubal
                          ---------------------------------------------


                                 SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         April 12, 2001
                                         Date


                          JOSE LUIZ EGYDIO SETUBAL

                        /s/ Jose Luiz Egydio Setubal
                        ---------------------------------------------



                                 SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         April 12, 2001
                                         Date


                           MARIA ALICE SETUBAL

                           /s/ Maria Alice Setubal
                           ---------------------------------------------



                                 SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         April 12, 2001
                                         Date


                        OLAVO EGYDIO SETUBAL JUNIOR

                        /s/  Olavo Egydio Setubal Junior
                        ---------------------------------------------



                                 SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         April 12, 2001
                                         Date


                  PAULO SETUBAL NETO

                  /s/  Paulo Setubal Neto
                  ---------------------------------------------


                                 SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         April 12, 2001
                                         Date


                         RICARDO EGYDIO SETUBAL

                         /s/ Ricardo Egydio Setubal
                         ---------------------------------------------




                               EXHIBIT INDEX


Exhibit 1.* Joint Filing Agreement, dated as of August 22, 2000, by and among Banco Itau, S.A., Itau Bank, Ltd., Companhia ESA, Itausa - Investimentos Itau, S.A., Eudoro Libanio Villela, Maria de Lourdes Egydio Villela, Maria de Lourdes Arruda Villela, Ricardo Villela Marino, Rodolfo Villela Marino, Roberto Egydio Setubal, Olavo Egydio Setubal, Olavo Egydio Setubal Junior, Alfredo Egydio Arruda Villela Filho, Ana Lucia de Mattos Barretto Villela, Alfredo Egydio Setubal, Jose Luiz Egydio Setubal, Maria Alice Setubal, Paulo Setubal Neto and Ricardo Egydio Setubal.

Exhibit 2.* Regulation S Stock Subscription Agreement, dated as of June 12, 2000, by and among Banco Itau,
                  S.A., Banco Banerj, S.A. and America Online Latin America, Inc., incorporated hereto by reference to
                  Exhibit 10.14 to Amendment No. 6 to AOLA's Form S-1 Registration Statement (File No. 333-95051), filed with the Securities and Exchange Commission on June 16, 2000.

Exhibit 3.*       Assignment Agreement (Contrato de Cessao de
                  Direitos), dated as of August 8, 2000, by and among Banco Itau, S.A., Banco Banerj, S.A. and Itau Bank, Ltd. and an English translation thereof.

Exhibit 4.* Registration Rights and Stockholders' Agreement, dated as of August 11, 2000, by and among Banco Itau, S.A., Banco Banerj, S.A. and America Online Latin America, Inc., and, for certain limited purposes, America Online, Inc. and Riverview Media Corp., incorporated hereto by reference to Exhibit
                  10.15 to Amendment No. 6 to AOLA's Form S-1
                  Registration Statement (File No. 333-95051), filed with the Securities and Exchange Commission on June 16, 2000.

Exhibit 5.* Letter Agreement, dated as of August 6, 2000, from Roberto Egydio Setubal to Salomon Smith Barney, Inc., Donaldson, Lufkin & Jenrette Securities Corporation, Lehman Brothers Inc., Cazenove & Co. and Prudential Securities Incorporated, as Representatives of the Underwriters to America Online Latin America, Inc., in its initial public offering.

Exhibit 6.* Letter Agreement, dated as of August 6, 2000, from Banco Itau, S.A. to Salomon Smith Barney, Inc., Donaldson, Lufkin & Jenrette Securities Corporation, Lehman Brothers Inc., Cazenove & Co. and Prudential Securities Incorporated, as Representatives of the Underwriters to America Online Latin America, Inc., in its initial public offering.

Exhibit 7.* Master Agreement, dated as of October 23, 1997, including the Schedule thereto, and confirmations between Banco Itau, S.A. and UBS AG (the "UBS
                  Repurchase Agreements").

Exhibit 8.* Master Agreement, dated as of August 22, 2000, including the Schedule thereto, and confirmations between Itau Bank, Ltd. and Goldman Sachs
                  International (the "Goldman Repurchase
                  Agreements").

Exhibit 9.        Stock Purchase Agreement, dated as of March 30,
                  2001, among Banco Itau, S.A., America Online Latin America, Inc., America Online, Inc., Aspen
                  Investments LLC and Atlantis Investments LLC.

Exhibit 10.       Amended and Restated Registration Rights and
                  Stockholders Agreement, dated as of March 30, 2001, among Banco Itau, S.A., America Online Latin
                  America, Inc., America Online, Inc., Aspen
                  Investments LLC and Atlantis Investments LLC.

Exhibit 11.       Confirmation between Banco Itau, S.A. and UBS AG -
                  London Branch.(3)


* Previously filed with SEC.

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3    Certain portions of this exhibit have been omitted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission.